August 13, 2013

Via FACSIMILE

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Ms. Jennifer Lopez, Staff Attorney

Re:	Big Clix, Corp. Form 8-K Filed July 19, 2013 File Number 333-168403

Dear Ms Lopez:

We hereby request an extension of 10 days to determine whether or not the Big Clix, Corp. (“Registrant”) will file a Form 15 to withdraw as a reporting registrant or alternatively to file a Form 8-A to register under the Securities Exchange Act of 1934, as amended.

Once that determination is made, then the Registrant will prepare and file a formal response to the letter dated July 24, 2013, from the Staff of the SEC.

Sincerely,

/S/ Patrick Yore

Patrick Yore,

Sole Officer and Director.